Exhibit 99.1

SPORTRADAR APPOINTS CRAIG FELENSTEIN AS CHIEF FINANCIAL OFFICER

ST. GALLEN, Switzerland – April 25 2024 – Sportradar Group AG (NASDAQ: SRAD )(“Sportradar” or the “Company”) today announced that Craig Felenstein has been named Chief Financial Officer of the Company, effective June 1, 2024. Felenstein joins the Company from Lindblad Expeditions (NASDAQ: LIND) where he most recently served as Chief Financial Officer. He will report directly to Sportradar Chief Executive Officer Carsten Koerl.

Felenstein brings nearly 30 years of senior finance and operating experience for US publicly listed companies across the media, entertainment, experiential and digital content industries to his new position at Sportradar. Most recently, Felenstein served as Chief Financial Officer at Lindblad Expeditions, a global leader in expedition cruises and adventure travel, where he oversaw the company’s global finance organization, as well their corporate development, information technology and human resources functions. In his role as Sportradar's Chief Financial Officer, Felenstein will lead the company’s global finance, accounting and investor relations functions. Felenstein has a unique blend of financial rigor and operational insight and will partner with the rest of the executive leadership team to advance the company’s key strategic initiatives and grow the business while maintaining strong relationships with the investment community. He will be based in New York.

Carsten Koerl, CEO, Sportradar said: “With Craig’s deep international experience and successful track record building finance organizations as a CFO at US listed public companies, I am confident that he will be a strong addition to our team. His track record of helping drive financial strategy and building shareholder value will be instrumental to our continued success. We want to express our deep gratitude to Ger Griffin for his meaningful contributions to Sportradar during a transformational growth period for our Company.”

Prior to his tenure at Lindblad, Felenstein served as Senior Vice President of Investor Relations and Strategic Finance at Shutterstock where he oversaw all interaction with the investment community while leading the financial planning and analysis and corporate development functions. Prior to Shutterstock, he served in various management roles at Discovery Communications, LLC, including Executive Vice President of Investor Relations. At the same time, he was a member of the executive team for several of Discovery's businesses including serving as the Chief Financial Officer of Digital, Chief Financial Officer of US Network Revenue and Chief Financial Officer of Animal Planet.  Prior to Discovery Communications, he held senior positions at News Corporation, Viacom Inc., and Arthur Andersen & Co.

Felenstein said: “Sportradar has built an impressive leadership position in the rapidly growing global sports technology market and the Company is ideally situated to deliver sustained growth given their strong content portfolio, unmatched product offerings and commitment to industry innovation.  I am excited to work with Carsten and the entire Sportradar team, as well as the Board of Directors, to capitalize on the significant growth opportunities ahead and deliver additional value to our clients, partners and shareholders.”

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About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

Sportradar Contacts

Press Contact:

Sandra Lee

press@sportradar.com

Investor Relations Contact:

Jim Bombassei

Investor.relations@sportradar.com